Mail Stop 6010


	February 23, 2006


Paul W. Sandman, Esq.
Executive Vice President, Secretary and General Counsel
Boston Scientific Corporation
One Boston Scientific Plaza
Natick, Massachusetts 01760-1537

Re:	Boston Scientific Corporation
	Joint Proxy Statement/Prospectus on Form S-4
      Filed February 6, 2006
	File No. 333-131608

Dear Mr. Sandman:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your filing to include any known information about your or Guidant`s financial position or results of operations during your or Guidant`s last completed fiscal year or quarter or for any more recent developments that would be material to your or Guidant`s shareholders. If you do not have any such information, please so indicate in your response letter.

Outside Front Cover Page of Joint Proxy Statement/Prospectus

2. In the forepart of your prospectus, please highlight the trading price of Boston Scientific`s and Guidant`s common stock as of January
24, 2006 (the last full trading day prior to the public announcement of the execution of the merger agreement) and as of a recent practical date. Clearly compare this information with the pro forma equivalent value per share of Guidant`s common stock as of January 24, 2006 and as of a recent practicable date. Also, disclose the implied value of the total consideration to be paid to Guidant`s shareholders based on the closing price of Boston Scientific`s common stock as of January 24, 2006 and as of a recent practical date.

3. Please indicate the minimum and maximum number of shares of Boston
Scientific common stock that may be issued in connection with the merger on the cover page of the joint proxy statement/prospectus.

Forepart of Prospectus

4. Given that the exchange ratio will be determined using the average closing prices of your common stock during the 20 consecutive trading day period ending three days prior to the closing of the merger, which may be after your and Guidant`s special meetings, please clarify in the forepart of your prospectus the time period anticipated between the date of the special meetings and the closing of the merger.

5. We note that Guidant Corporation has historically paid a dividend on its shares of common stock. Please clarify in the forepart of your prospectus whether you have historically paid dividends and whether you currently intend to pay dividends on your common stock after the consummation of the merger.

How will Boston Scientific pay for the cash portion of the merger consideration?, page 3

6. Please describe the general terms, including, at a minimum, the interest rate and term, of the financings(s) contemplated by the commitment letter from Bank of America, N.A. and Merrill Lynch in which those entities committed to provide, in the aggregate, financing of up to $14 billion. Please file the commitment letter, as revised, and any subsequent definitive agreements as exhibits to your registration statement.

Risk Factors, page 25

7. To the extent material, please supplement your disclosure to discuss the risks associated with the recent patent claims Medinol Ltd. filed with the World Intellectual Property Organization against
Boston Scientific.

8. We refer you to that certain article in the Boston Globe dated February 17, 2006, entitled "Medinol Ruling Hits Guidant." In your response letter, please summarize the recent ruling in favor of Medinol in its patent suit against Guidant and confirm if the ruling by Judge Shira Scheindlin described in the article is the February 10, 2006 court ruling on summary judgment motions referred to in the second full paragraph on page 66 of Guidant`s Form 10-K filed February 22, 2006. To the extent material, please supplement your disclosure to discuss the salient facts of the most recent ruling in this case and the resulting risks to Guidant and, following consummation of the merger, to Boston Scientific.

9. We note your discussion on page 34 indicating that Boston Scientific expects to launch its TAXUS Liberte stent system in the United States during the second half of 2006, subject to regulatory approval. We also note your disclosure on page 30 regarding the FDA warning letters you and Guidant have each received in January 2006.
To the extent material, please supplement your disclosure to discuss the specific risks related to your launch of the Taxus Liberte stent system and your ability to maintain market share arising from the January 26, 2006 FDA warning letter and its related sanctions.
In
addition, following consummation of the merger and assuming you address the deficiencies cited in this FDA letter prior to the launch of the Taxus Liberte stent system, what effect, if any, do you expect the January 3, 2006 FDA warning letter issued to Guidant will have on the FDA`s approval of the Taxus Liberte stent system?

The combined company will derive a significant portion of its revenue..., page 33

10. You disclose that coronary stent revenues for the combined company on a pro forma basis represent approximately 20% of its consolidated net sales during the nine month period ending September
30, 2005. To the extent material, please supplement this risk factor to discuss the impact of Johnson & Johnson`s drug-coated stent products on your market share.

Unaudited Pro Forma Condensed Consolidated Financial Statements,
page
125

Pro Forma Adjustments; paragraph (d), page 135

11. With a view towards revised disclosure, please tell us whether your assumption of a weighted average interest rate of 6.19% is a reasonable estimate in light of your disclosure in your risk factor entitled "Boston Scientific expects that, upon consummation of the merger, the credit ratings of the combined company will be downgraded from Boston Scientific`s current credit ratings and it is possible that the combined company`s credit ratings could fall below investment grade," and in light of any recent developments in that regard. Please expand your disclosure to explain in more detail how you calculated the weighted average interest rate and clarify how potential downgrades would affect that calculation.

Undertakings

12. Include the undertakings required by Item 512(a) of Regulation
S-
K.  See Section II.F of SEC Release 33-6578 (April 23, 1985).

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3444 with any questions regarding our comments.

      Sincerely,



      Perry Hindin
      Special Counsel


cc:	Peter D. Lyons, Esq. (via fax)
	Clare O`Brien, Esq. (via fax)
	Scott D. Petepiece, Esq. (via fax)

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Paul W. Sandman, Esq.
Boston Scientific Corporation
February 23, 2006
Page 1